SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 9

National Interstate Corporation
(Name of Issuer)

Common Shares, Par Value $0.01 Per Common Share
(Title of Class of Securities)

63654U 100
(CUSIP Number)

Vito C. Peraino
Senior Vice President and General Counsel
American Financial Group, Inc.
301 East Fourth Street
Cincinnati, Ohio 45202
                 (513) 369-5611
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000+
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000+
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%
14	TYPE OF REPORTING PERSON HC

+ Does not include 1,937,230 common shares, par value, $0.01 per share, of the Issuer subject to the Voting Agreement (as defined herein) (the “Subject Common Shares”), which represent approximately 9.7% of the outstanding Common Shares.   Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Subject Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Great American Insurance Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000+
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000+
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0%
14	TYPE OF REPORTING PERSON IC

+ Does not include 1,937,230 Subject Common Shares, which represent approximately 9.7% of the outstanding Common Shares.   Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Subject Common Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

Explanatory Note

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends Amendment No. 8 to Schedule 13D (“Amendment No. 8”) which was filed with the United States Securities and Exchange Commission (the “SEC”) on July 6, 2016.  Amendment No. 8 amended Amendment No. 7 to Schedule 13D (“Amendment No. 7”) which was filed with the SEC on June 27, 2016. Amendment No. 7 amended Amendment No. 6 to Schedule 13D (“Amendment No. 6”) which was filed with the SEC on March 7, 2016.  Amendment No. 6 amended Amendment No. 5 to Schedule 13D (“Amendment No. 5”) which was filed with the SEC on December 23, 2015 which Amendment No. 5 amended and restated in its entirety the Schedule 13D originally filed by American Financial Group, Inc., an Ohio corporation (the “Registrant”), with the SEC on February 5, 2014 with respect to the common shares, par value $0.01 per share (the “Common Shares”), of National Interstate Corporation, an Ohio corporation (the “Issuer”).  The Common Shares beneficially owned by the Registrant are owned of record by Great American Insurance Company (“Great American”), an Ohio corporation and wholly-owned subsidiary of the Registrant.  The Registrant and Great American are collectively referred to in this Amendment as the “Reporting Persons.”

Except as set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended by adding the following:

On July 25, 2016, Great American entered into a voting agreement with certain shareholders of the Issuer (including Alan R. Spachman) and the Issuer (the “Voting Agreement”).  The Voting Agreement was executed in connection with the execution of the Agreement and Plan of Merger (the “Merger Agreement”), by and among Great American, and GAIC Alloy, Inc., an Ohio corporation and wholly-owned subsidiary of Great American (“Merger Sub”), and the Issuer.

Other than entering into the Merger Agreement, Great American has not paid any consideration to the Issuer or to any shareholder of the Issuer who is a party to the Voting Agreement as an inducement to entering into the Voting Agreement.  Pursuant to the transactions contemplated by the Merger Agreement, each outstanding Common Share (other than Common Shares owned by the Issuer, Great American, Merger Sub and holders who have properly exercised dissenters’ rights under Ohio law) will be converted into the right to receive $32.00 per Common Share in cash, without interest and less any required withholding taxes (the “Merger Consideration”).  In addition, the Merger Agreement provides that the Issuer will declare a special cash dividend of $0.50 per Common Share payable immediately prior to the effective time of the Merger (as defined below) to shareholders of record as of such time (the “Special Dividend”).  The aggregate consideration (including the special dividend) expected to be paid to holders of Common Shares in the Merger is approximately $320 million.

For a summary of certain provisions of the Merger Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. For a summary of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.  The Merger Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference in its entirety.  The Voting Agreement is filed as Exhibit 99.2 hereto and is incorporated by reference in its entirety.

Item 4.  Purpose of Transaction

Item 4 of Schedule 13D is amended by adding the following:

Agreement and Plan of Merger

On July 25, 2016, Great American, Merger Sub and the Issuer entered into the Merger Agreement.  The Merger Agreement provides for the merger of Merger Sub with and into the Issuer with the Issuer surviving the merger as a subsidiary of Great American (the “Merger”).  As a result of the Merger, each outstanding Common Share (other than Common Shares owned by the Issuer, Great American, Merger Sub and holders who have properly exercised dissenters’ rights under Ohio law) will be converted into the right to receive the Merger Consideration.  In addition, the Merger Agreement provides that the Issuer will declare and pay the Special Dividend.  If the Merger is consummated, the Common Shares will be delisted from the Nasdaq Global Select Market and will cease to be registered under the Exchange Act, and the Issuer will be privately held by Great American.

The Merger Agreement contains customary representations, warranties and covenants of the Issuer, including covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain types of transactions during this interim period.  Each of Great American, Merger Sub and the Issuer agree to use such party’s respective reasonable best efforts to take all actions necessary to ensure that the conditions to closing are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable.

Consummation of the Merger is subject to certain customary conditions, including approval by National Interstate’s shareholders as described below and receipt of required regulatory approvals.  The obtaining of financing is not a condition to the obligations of Great American or Merger Sub to effect the Merger.  The Merger is conditioned upon the approval of a resolution to adopt the Merger Agreement by the affirmative vote of (i) holders of at least a majority of all outstanding Common Shares and (ii) at least a majority of all outstanding Common Shares held by shareholders other than the Reporting Persons and their affiliates, in each case, entitled to vote on such matter at a meeting of shareholders duly called and held for such purpose.  The Reporting Persons have agreed to vote the Common Shares of the Issuer they own in favor of adoption of the Merger Agreement.  The Merger Agreement was unanimously approved by the special committee of the Issuer (the “Special Committee”) and by the Board of Directors of the Issuer (the “Board”) (other than directors affiliated with the Registrant or Great American, who recused themselves from such vote), and the Special Committee and the Board (other than directors affiliated with the Registrant or Great American, who recused themselves from such vote) unanimously resolved to recommend that shareholders of the Issuer approve the adoption of the Merger Agreement and the transactions contemplated thereby (the “Company Recommendation”).

The Issuer has agreed that neither it nor any of its subsidiaries nor any of the officers and directors of it or its subsidiaries (in their capacities as such) shall initiate, solicit, knowingly encourage, induce or knowingly facilitate or assist any inquiries or the making, submission, announcement or commencement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any competing proposal or offer to acquire the Issuer (an “Acquisition Proposal”), as further described in the Merger Agreement.  These restrictions are subject to provisions that permit the Special Committee to participate in discussions with respect to an Acquisition Proposal that the Special Committee determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, (a) constitutes or would reasonably be expected to lead to a “Superior Proposal”, as further described in the Merger Agreement and (b) that failure to enter into such discussions would be inconsistent with its fiduciary duties under Ohio law.

The Board or any committee thereof (including the Special Committee) is not permitted to (i) withdraw, suspend, modify or amend the Company Recommendation in any manner adverse to Great American or fail to include the Company Recommendation in the proxy statement that the Issuer will prepare in connection with the Merger Agreement and the Merger, (ii) approve, endorse or recommend an Acquisition Proposal or (iii) at any time following receipt of an Acquisition Proposal, fail to reaffirm its approval or recommendation of the Merger Agreement and the Merger as promptly as practicable (but in any event within four business days after receipt of Great American’s reasonable written request to do so) (any of clauses (i), (ii) or (iii), an “Adverse Company Recommendation”).  However, the Special Committee may, in response to the receipt of a Superior Proposal or an “Intervening Event”, as further described in the Merger Agreement, and subject to certain procedural requirements set forth in the Merger Agreement, make an Adverse Company Recommendation if the Special Committee determines by resolution in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to do so would be inconsistent with its fiduciary duties under Ohio law.  Only Great American may terminate the Merger Agreement following an Adverse Company Recommendation.  Therefore, even if an Adverse Company Recommendation is made, the transactions contemplated by the Merger Agreement will be submitted to a vote of the Issuer’s shareholders unless the Merger Agreement is terminated by Great American.

The summary of the Merger Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference in its entirety herein.

The representations, warranties and covenants of Great American, Merger Sub, and the Issuer contained in the Merger Agreement have been made solely for the benefit of the parties thereto.  In addition, such representations, warranties and covenants (a) have been made only for purposes of the Merger Agreement, (b) have been qualified by matters specifically disclosed in the Issuer’s filings with the SEC, (c) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Great American, the Issuer or their respective businesses.  Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Great American, the Issuer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Great American’s or the Issuer’s public disclosures.

Voting Agreement

On July 25, 2016, Great American entered into the Voting Agreement with certain shareholders of the Issuer (including Alan R. Spachman) set forth on Annex A thereto (each, a “Shareholder” and collectively, the “Shareholders”) in connection with the execution of the Merger Agreement.  To the Great American’s knowledge, based upon the Issuer’s representation in the Merger Agreement that, as of July 25, 2016, there were 19,991,694 outstanding Common Shares, the Shareholders beneficially own in the aggregate approximately 9.7% of the outstanding Common Shares.  The terms and conditions of the Voting Agreement will apply to any Common Shares acquired by a Shareholder during the Voting Period (as defined below).

Pursuant to the terms of the Voting Agreement, each Shareholder has agreed, from July 25, 2016 through the termination of the Voting Agreement (the “Voting Period”), to vote all Common Shares held by such Shareholder, whether owned on July 25, 2016 or acquired thereafter:  (i) in favor of any proposal to approve the Merger and the Merger Agreement, provided that the parties to the Merger Agreement have not agreed to an Excluded Amendment; (ii) at the request of Great American, in favor of adoption of any proposal (other than as set forth in clause (i) above) in respect of which the Special Committee has (A) determined is reasonably necessary to facilitate the acquisition of the Issuer by Great American in accordance with the terms of the Merger Agreement, (B) disclosed the determination described in clause (A) in the Issuer’s proxy materials or other written materials disseminated to the shareholders of the Issuer and (C) recommended to be adopted by all of the shareholders of the Issuer; provided, however, that a Shareholder is not required to vote in favor of any waiver, modification or amendment to the terms of the Merger Agreement that would (x) reduce the Merger Consideration payable pursuant to the Merger Agreement as in effect on July 25, 2016, (y) reduce the amount of the Special Dividend or (z) impose any materially adverse obligation on such Shareholder (an “Excluded Amendment”); and (iii) against (A) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Shareholder under the Voting Agreement and (B) any action, proposal, transaction or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Great American’s, the Issuer’s or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Articles of Incorporation or Code of Regulations).

Pursuant to the terms of the Voting Agreement, each Shareholder has irrevocably granted to and appointed Great American (and any designee of Great American), during the Voting Period, as such Shareholder’s proxy to vote such Shareholder’s Common Shares at any duly convened meeting of the Issuer’s shareholders, or in any action by written consent of the Issuer’s shareholders, in accordance with the terms of the Voting Agreement.  The Issuer has agreed in the Voting Agreement to recognize the grant of any such proxy and the exercise thereof by Great American (and any designee of Great American) in accordance with its terms.

In addition, the Voting Agreement provides that each Shareholder will not, subject to limited exceptions, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (collectively, “Transfer”) any of the Common Shares held by such Shareholder, whether owned on July 25, 2016 or acquired thereafter, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of such Common Shares or such Shareholder’s voting or economic interest therein, subject to limited exceptions for Transfers to immediate family members and affiliates.

The Voting Agreement will automatically terminate upon the earliest to occur of (a) a written agreement among Great American and each Shareholder to terminate the Voting Agreement, (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms, (d) any amendment, waiver or other modification to the Merger Agreement that is materially adverse to the Shareholder (including for the avoidance of doubt, any Excluded Amendment), (e) an Adverse Company Recommendation and (f) February 15, 2017.

Alan R. Spachman has further agreed in the Voting Agreement (a) not to initiate, join, voluntarily support or otherwise participate in (other than to comply with subpoena and discovery requests required under applicable law) any litigation commenced or threatened against Great American, Merger Sub, the Issuer, or any of their directors or officers which seeks to prohibit, prevent or materially delay consummation of the Merger or the transactions contemplated by the Merger Agreement, (b) to promptly following the execution of the Voting Agreement, file with the SEC an amendment to his Schedule 13D/A (the “Amendment”) announcing his entrance into the Voting Agreement and summarizing the material terms thereof, and (c) to comply with, and to instruct his immediate family members to comply with, the covenants set forth in Sections 5.4(a) and Section 5.4(c) of the Merger Agreement applicable to the Company as if such covenants were applicable to him and his immediate family members.  Mr. Spachman has also agreed during the Voting Period not to make any public announcement or private statement to any person that is inconsistent with or contrary to the statements set forth in the Amendment except statements that have been authorized by the Board or Special Committee pursuant to the terms of the Merger Agreement.

The Voting Agreement is governed by Ohio law and is subject to the jurisdiction of Ohio federal and state courts.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of the Voting Agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference in its entirety herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated by reference in its entirety into this Item 6.

Item 7.  Material to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of July 25, 2016, by and among Great American Insurance Company, GAIC Alloy, Inc., and National Interstate Corporation
99.2	Voting Agreement, dated as of July 25, 2016, by and among Great American Insurance Company, National Interstate Corporation, Alan R. Spachman and such other parties as listed on Annex A thereto

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2016

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Mark A. Weiss
Mark A. Weiss
Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Sue A. Erhart
Sue A. Erhart
Senior Vice President and General Counsel